東京青山・青木・狛法律事務所

[redacted]

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com



**Asia Pacific**
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

**Europe & Middle East**
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

**North & South America**
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

**File No. 82-34816**
April 2, 2008

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.



SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the documents of which contents were announced by the Company.

- Notice of Dissolution of Subsidiary by the Company's Subsidiary (Dated March 28, 2008)
- Discontinuance of Development of Entertainment Complex in the Central Ward of " Minato Mirai 21" Development Zone (Dated March 28, 2008)



Yours truly,

Fusako Otsuka

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

4/17

File No. 82-34816

SEGA SAMMY
GROUP

March 28, 2008



Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba,
Executive Officer
(TEL: 03-6215-9955)

Notice of Dissolution of Subsidiary by the Company's Subsidiary

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and SEGA CORPORATION. ("SEGA"), a subsidiary of the Company, have determined to dissolve SEGA's subsidiary, Sega Korea Ltd., as described below:

Description

1. Outline of the subsidiary:

| | | |
|---|---|---|
| (1) | Company Name: | Sega Korea Ltd. |
| (2) | Location of head office: | 4F ISA Bldg, 600-1 Sinsa-Dong, Gangnam-Gu, Seoul, 135-893 Korea |
| (3) | Representative: | Yasutaka Sato |
| (4) | Business: | Domestic Distribution and Sales of Consumer videogame software<br>Sales and Rental business of Amusement machines<br>Operation of Amusement facilities |
| (5) | Establishment: | February 12, 2003 |
| (6) | Capital: | ₩ 5,276,000,000 |
| (7) | Shareholder: | SEGA CORPORATION 100% |
| (8) | Schedule of Dissolution: | The date of dissolution is not fixed yet. The liquidation procedure is to be taken promptly after resolution for dissolution at Sega Korea Ltd. |

2. Reason for the dissolution:
We determined this dissolution for global business optimization.

3. Impact on operating results:
The said dissolution will have no significant impact on the Company's consolidated operating results.

- END -

(Translation)

March 28, 2008

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director (CEO)

(Code No. 6460, Tokyo Stock Exchange 1st Section)

Further Inquiry: Takatoshi Akiba,
Executive Officer
(TEL: 03-6215-9955)

Discontinuance of Development of Entertainment Complex in the Central Ward of "Minato Mirai 21" Development Zone

Notice is hereby given that SEGA SAMMY HOLDINGS INC. (the "Company") and its subsidiary SEGA CORPORATION (President, Representative Director, CEO and COO: Hajime Satomi, Head office: Ota-ku, Tokyo; hereinafter "SEGA"), at the meetings of their respective Boards of Directors held on March 28, 2008, determined to discontinue the development of an entertainment complex in the central ward of the "Minato Mirai 21" development zone, as described below:

Description

1. Reasons for the discontinuance of the development:

The SEGA SAMMY Group (the "Group") has been considering the development of a complex focused on entertainment in the central ward of the "Minato Mirai 21" development zone since 2005. However, in the midst of rapid changes in its business environment, the Group has arrived at a decision that it is essential to discontinue the development project and focus its efforts on its core business to improve its performance promptly. SEGA, which purchased Blocks Nos. 55, 56 and 57 of the central ward of the "Minato Mirai 21" development zone from Yokoyama City Land Development Corporation in February 2007 and is scheduled to purchase Block No. 58 toward the end of March this year, has determined to cease to purchase it in accordance with the decision.

We sincerely apologize for any great inconvenience this may cause to Yokohama City Land Development Corporation and all other related parties who have afforded cooperation as a result of the decision for the Group's own reasons. Simultaneously, we hereby pledge to act in good faith in the future.

2. Outline of the development of the entertainment complex to be discontinued:

| | | |
|---|---|---|
| Site area | 28,000 $m^2$ (41,000 $m^2$, including Block No. 58) | |
| Site purchase cost | ¥22.6 billion (¥33.0 billion, including Block No. 58) | |
| Purpose of site purchase | Development of a complex focused on entertainment | |
| Schedule | February 20, 2007: | Conclusion of land purchase agreement for Blocks Nos. 55, 56 and 57 |
| | Spring 2008: | Conclusion of land purchase agreement for Block No. 58 (planned) |
| | Fall 2008: | Groundbreaking (planned) |
| | Spring 2011: | Completion of construction and opening (planned) |

3. Future outlook:

The Company is currently reexamining the operating results of the Company for the year ending March 31, 2008, including any possible effect thereon of the aforementioned decision. In the event that the result is obtained, it will be publicized promptly.

- END -

END